PLAN OF RECAPITALIZATION

     The Board of Directors and the holders of a majority of the outstanding shares of Willard Pease Oil and Gas Company ("Company"), a Nevada corporation, have adopted a resolution approving the following Plan of Recapitalization and pursuant to which the following actions will be taken on behalf of the Company:

     1. Amendment to Articles of Incorporation. The Company shall file an amendment to Article IV of its Articles of Incorporation and as amended, Article IV shall provide as follows:

          ARTICLE IV: The aggregate number of shares which the Company shall have authority to issue is 10,000, 000 shares of common stock, $0. 10 par value ("Common Stock"). Each share of Common Stock of the Company shall be nonassessable. The shareholders shall not possess cumulative voting rights. The holders of the Common Stock shall be entitled to one vote for each share of Common Stock held by them of record at the time for determining the holders thereof entitled to vote.

     2. Reverse Share Split. Each five of the issued and outstanding shares of $0.05 par value Common Stock of the Company as of May 21, 1993, shall, without further action, automatically and without further action by shareholders become one share of $0. 10 par value Common Stock, thus effecting a five-for-one (5-for-1) share reverse split.

     3. No Fractional 5hares. No fraction of a share of the Company's $0.05 par value Common Stock will be issued as a result of such reverse stock split. In lieu thereof, shareholders of record on May 21, 1993, who would otherwise receive a fractional share as a result of the reverse stock split described in the preceding paragraph will be issued one full share in lieu thereof.

     4. Exchange of Share Certificates. Upon the date of acceptance of filing of this Plan of Recapitalization, by the Secretary of State of Nevada, each holder of record of an outstanding certificate or certificates, which prior thereto represented shares of the Company's $0.05 par value Common Stock, will be given instructions to surrender the same to the Company's transfer agent which shall act as the exchange agent to effect the exchange of certificates and each such shareholder shall be entitled upon surrender to receive (upon payment of handling and/or postage charges) in exchange therefor, a certificate representing one share of the Company's $0. 10 par value Common Stock for each five shares of $0.05 par value Common Stock owned on the record date and any additional shares issuable as a result of the rounding described in the preceding paragraph.


                                     1                                 Exhibit A



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     5. Old Certificates to Represent  Reduced Number of Shares Until Exchanged.
Until so surrendered, each outstanding certificate which, prior to the date of filing of this Plan of Recapitalization with the Secretary of State of Nevada represented shares of the Company's $0.05 par value Common Stock, shall be deemed for all corporate purposes to evidence the ownership of the reduced number of shares of the Company's $0. 10 par value Common Stock to which the holder is entitled as a result of the reverse stock split.

     6. Change in Stated Capital. The stated capital of the Company will be reduced by this recapitalization. The stated capital of the Company, based on 4,484,929 shares of $0.05 par value Common Stock outstanding on May 21, 1993 is $224,246. Upon effectiveness of the Plan of Recapitalization, the stated capital would be $89,699 based on 896,986 shares of $0. 10 par value Common Stock outstanding.

     7. Directors May Abandon Plan. Upon the vote of a majority of the Company's directors that such action is in the best interests of the Corporation and its shareholders, the directors shall be authorized to abandon the Plan of Recapitalization at any time prior to the filing of the Certificate of Amendment with the Secretary of State of Nevada.









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                                                  M. R. JORGENSON, Secretary